Exhibit 99.9
To:
Securities Regulatory Authorities
B. C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L’Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange

CONSENT of AUTHOR

I, Geoffrey Allan Wilkie, do hereby consent to the public filing of the technical report titled “Prefeasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada” (the Technical Report) with an effective date of September 24, 2018 by Denison Mines Corp.

I also consent to any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Denison, including in the press release of Denison Mines Corp. dated September 24, 2018 (the “Press Release”).

I certify that I have read the Press Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 22nd day of October, 2018.

“Signed”

Geoffrey Allan Wilkie PEng
Specialist Cost Consultant